

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 14, 2006

Mr. Simon Charles Bunbury Adams
Principal Financial and Accounting Officer
Atlas South Sea Pearl Limited
43 York Street
Subiaco, Western Australia 6008

> **Re: Atlas South Sea Pearl Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed July 17, 2006**
> **File No. 0-28186**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Report of Independent Public Accounting Firm, page F-1

1.   We note the introductory paragraph refers to the consolidated balance sheets, income statement, statement of changes in equity and cash flow statement, and that the opinion refers to those statements. However, the statements for both the consolidated and company amounts are presented. Revise the introductory paragraph to include reference to the company financial statements and revise the opinion paragraph to disclose the level of responsibility your auditor takes with regard to the company statements.

2.   We note the audit opinion refers to Australian generally accepted accounting principles; however, Note 1, section 1.1 states the financial statements comply with all Australian equivalents to International Financial Reporting Standards. Please revise the audit opinion to state the financial statements comply with Australian equivalents to International Financial Reporting Standards, if true, or expand your disclosures in Note 1, section 1.1 to clearly state Australian GAAP complies with Australian equivalents to International Financial Reporting Standards, if appropriate.

3.   On a related note, please expand your disclosures to explicitly state that your financial statements comply with IFRS, as published by the IASB. Please refer to Release No. 33-8567, *First-Time Application of International Financial Reporting Standards*, Section II.A for further guidance.

Income Statement, page F-2

4.   You have presented your basic and diluted earnings to the nearest one-hundredth of a cent per share. Revise your presentation of earnings per share here and in the related footnote disclosure to the nearest cent in order not to imply a greater degree of precision than exists.

Notes to and Forming Part of the Financial Statements

Note 1 – Statement of Significant Accounting Policies

1.5 - Inventories, page F-7

5.   Your disclosures on page 27 state a portion of the costs accounted for as biological assets is transferred to inventory upon harvesting the oyster at the time of pearl production. However, we also note a portion of your inventory balance relates to nuclei, which is classified as non-current as presented on page F-22. Please describe the nature of the amounts reflected as nuclei and why these

amounts are considered non-current inventory costs when no pearl has been produced.

1.6 - Biological Assets, page F-7

6.   You have disclosed that your biological assets are valued at cost of production, cost being the total direct hatchery and farming operations, including cost of purchases and nuclei used. Tell us how you determine the appropriate portion of this cost to be transferred to your pearl inventory, as discussed on page 27.

7.   We note you have classified the amounts capitalized as biological assets as current and non-current. Please expand your disclosures to describe the basis for such classification and when amounts are transferred between current and non-current.

8.   On page 17, you have disclosed that 30% of oysters will reject the nucleus and can be re-nucleated. Tell us how you account for the cost associated with an oyster when you determine it is to be a re-nucleated oyster.

9.   You have disclosed that 10%-20% of nucleated oysters will not produce a pearl. Tell us how you account for these expected losses.

1.14 - Revenue Recognition, page F-11

10.   Tell us what factors you considered to determine the gross basis presentation of sales revenue and related commission expense due to Pearlautore International is appropriate, as opposed to recording such revenue net of the related commission expense. Please expand your disclosures to address your accounting for your sales commissions and marketing costs.

Note 35 – Significant differences between Australian IFRS and US GAAP

35.2 – Valuation of Inventory, page F-41

11.   Tell us the method of determining cost for US GAAP purposes (e.g. average cost, first-in first-out, last-in first out, etc.) of your inventory and biological assets.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief